Mason Capital Group, LLC

Statement of Financial Condition
Year Ended June 30, 2021

Mason Capital Group, LLC

Contents

CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mason Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Satzinger 212-771-1283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derek Satzinger _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mason Capital Group, LLC _____, as of June 30 _____, 20 21 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IZUMI IDE
Notary Public, State of New York
No. 01ID6311631
Qualified in Westchester County
Commission Expires Sept. 22, 20 22

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 212-885-8000   100 Park Avenue
Fax: 212-697-1299   New York, NY 10017
www.bdo.com

Report of Independent Registered Public Accounting Firm

The Member
Mason Capital Group, LLC
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Mason Capital Group, LLC (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1, the Company and Mason Capital Management LLC ("MCM"), both related parties, are parties to an expense sharing agreement ("ESA"), whereby the Company earns all its revenue on a cost-plus arrangement with the MCM. Further, the ESA calls for MCM to provide all administrative support, which the Company reimburses MCM. The agreement allows either party to terminate the agreement with 30 days' notice. Both MCM and the Company have agreed to an unconditional and irrevocable commitment to not execute the termination clause through October 31, 2022.

We have served as the Company's auditor since 2015.

BDO USA, LLP

New York, New York

September 29, 2021

Mason Capital Group, LLC

Statement of Financial Condition

June 30, 2021

Assets		
Cash	$	118,750
Prepaid expenses		589
Total Assets	**$**	**119,339**
Liabilities and Member's Equity		
Member's Equity		119,339
Total Liabilities and Member's Equity	**$**	**119,339**

See accompanying notes to financial statements.

Mason Capital Group, LLC

Notes to Statement of Financial Condition

1. Business

Mason Capital Group, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Mason Capital Holdings L.P. ("Member") is the sole member of the Company. The Company was formed for the sole purpose of facilitating the marketing of related party investment vehicles managed by Mason Capital Management, LLC ("MCM"), a related party, wholly owned by the Member.

The Company and MCM are parties to an expense sharing agreement ("ESA"), dated February 10, 2014 as amended August 3, 2020, whereby the parties agreed that the Company would earn revenue on a cost plus arrangement whereby the Company receives a fee equal to 115% of its expenses.   The ESA also calls for MCM to provide the use of personnel, office space, and equipment; as well as be responsible for any and all administrative expenses to support the operations of the Company. In return, the parties have agreed that MCM be reimbursed in accordance with the terms set forth in the ESA.

The agreement allows either party to terminate the agreement with 30 days notice. Both MCM and the Company have unconditionally agreed to not execute the termination clause through October 31, 2022.

For the year ended June 30, 2021 the Company earned service revenue of $632,040. The costs and expenses allocated are monitored by the parties and from time to time amended as deemed appropriate by the parties.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of gains (losses), income and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Mason Capital Group, LLC

Notes to Statement of Financial Condition

Revenue Recognition

Revenue and expenses are recognized on the accrual basis. The Company records revenue based on a cost plus arrangement as described in the ESA with MCM, whereby the Company receives a fee equal to 115 % of its expenses (Note 1). The revenue is recorded monthly based on the expenses incurred for that month.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statements, as the Company as a single member limited liability company is a disregarded entity for income tax purposes and files a consolidated return with the Member.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Income. As of June 30, 2021, there was no impact to the financial statements related to accounting for uncertain income tax positions.

Recent Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, to clarify whether certain items should be categorized as operating, investing or financing in the statement of cash flows. The amendments in the ASU provide guidance on eight issues. The Company has determined that the adoption of ASU 2016-15 had no material impact on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) that requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases for which the recognition exemption is detected. For lessees, leases will continue to be classified as either operating or finance leases in the Statement of Operations.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842) Targeted Improvements, which allows for an additional transition method under the modified retrospective approach for the adoption of Topic 842. The two permitted transition methods are now: (1) to apply the new lease requirements at the beginning of the earliest period presented, and (2) to apply the new lease requirements at the effective date. The standard is not expected to have an impact on the Company's financial statements. The effective date has been extended for fiscal years beginning after December 15, 2020.

3. Related Party Transactions

As described in Note 1, the Company was formed for the sole purpose of supporting the fundraising activities related to private investment funds controlled by MCM. All revenue and expense transactions are a result of activity with MCM and its affiliates.

Mason Capital Group, LLC

Notes to Statement of Financial Condition

4. Net Capital Requirement

Under the "Uniform Net Capital Rule" of the SEC, the Company is required to maintain regulatory net capital, as defined, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, as defined, shall not exceed 15 to 1. While regulatory net capital and aggregate indebtedness may change from day to day, at June 30, 2020, the Company's regulatory net capital of $118,750 exceeded minimum requirements by $113,750.

5. Exemption from Rule 15c3-3

The Company does not hold customers' funds or securities and has no requirements under SEC Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and therefore does not claim an exemption under paragraph (k) of SEC Rule 15c3-3.

6. Risk Factors

During late 2019 and 2020, a new strain of coronavirus (the "COVID-19 outbreak") spread globally beyond its point of origin. In March 2021, the World Health Organization ("WHO") classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date that these financial statements were available. As such, it is uncertain as to the full magnitude that the pandemic or government stimulus in reaction to it will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, industry, and workforce. The impacts from the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021 was not material.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through September 29, 2021, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.